EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

April 11, 2012	VIA SEDAR

To: All applicable Exchanges and Commissions

Dear Sirs/Mesdames:

Re:	Notice of the Meeting and Record Date
2012 Annual General and Special Meeting

In compliance with National Policy NI54-101 requirements, the following is an advance notice of the meeting of:

Issuer	Avino Silver & Gold Mines Ltd.
ISIN	CA0539061030
CUSIP	053906103
Meeting Date	June 22, 2012
Record Date for Notice	May 18, 2012
Record Date for Voting	May 18, 2012
Beneficial Ownership Determination Date	May 18, 2012
Class of Securities Entitled to Receive Notice	Common
Class of Securities Entitled to Vote	Common
Type of Meeting	Annual General and Special

Yours truly,

AVINO SILVER & GOLD MINES LTD.

“Dorothy Chin”
____________________________________
Dorothy Chin
Corporate Secretary